Mail Stop 3561

November 1, 2007

Danny Yakoel, President
Tradings.Net, Inc.
1350 Broadway, Suite 1004
New York, New York 10018

      RE: **Tradings.Net, Inc.**
          Amendment No. 2 to Offering Statement
          on Form 1-A
          Filed October 4, 2007
          File No. 24-10180

Dear Mr. Yakoel:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 2. Distribution Spread

1. We reissue comment #4 from our July 31, 2007 letter. Please provide all of the information required in the table. See Model B to the Form 1-A, Item 2. of Offering Circular.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 12

2. Please disclose whether Mr. Gottesman and Mr. Yoni Kaymen had any affiliation or relationship with the company or its management. If so, please explain.

3. With respect to counsel's response #12 in its letter dated October 2, 2007, we note that "a copy of the relevant agreement terms were never generated, but attached hereto as an engagement transmittal provided by Bank of America…" (emphasis added) We cannot locate this document. Please file the document as an exhibit as required and revise your Exhibit Index to reflect the filing of such.

Results of Operations
Years Ended December 31, 2006 and 2005, page 13

4. The $314,383 gross profit for the traditional stock and private label division disclosed in the second paragraph, combined with the $796,442 gross profit for the internet sales division disclosed in the third paragraph, does not equal the $819,783 total gross profit disclosed in the first paragraph and the reasons are unclear. Please advise or revise.

5. Please clarify your disclosure in the fourth paragraph regarding the current outstanding balance of $85,849.98 under the Bank of America line of credit to reconcile with the June 30, 2007 balance sheet amount of $89,352.

Financial Statements, page 20

6. Each of the financial statements for the year ended December 31, 2006 should be labeled as "restated". Please revise.

7. Please reconcile the balances of total stockholders' equity at December 31, 2006 as stated in the balance sheet on page F-1 and the statement of stockholders' equity on page F-4.

8. Please provide a note to the financial statements that explains and quantifies the revisions that were made to the December 31, 2006 financial statements. Refer to paragraph 26 of SFAS 154 and paragraph 26 of APB Opinion 9.

9. Please provide a subsequent events footnote to the June 30, 2007 financial statements disclosing the August 15, 2007 refinancing and the terms of the new notes payable.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please allow adequate time after the filing of any amendment for further review before submitting a request for qualification. Please provide this request at least two business days in advance of the requested qualification date.

Please contact Maureen Bauer at (202) 551-3237 with any questions regarding accounting issues and you may contact Janice McGuirk at (202) 551-3395 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Yoel Goldfeder, Esq.
(212) 930-9725 via fax